UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 29, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Nabriva Therapeutics plc

File No. 1-37558 -- CF# 36915

Nabriva Therapeutics plc submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 6, 2018.

Based on representations by Nabriva Therapeutics plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.5	through November 6, 2021
Exhibit 10.7	through November 6, 2021
Exhibit 10.8	through November 6, 2021
Exhibit 10.9	through November 6, 2021
Exhibit 10.10	through November 6, 2021
Exhibit 10.11	through December 26, 2020
Exhibit 10.12	through December 31, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary